Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2900, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES ELECTION OF DIRECTORS

MONTREAL, Quebec, Canada, May 7, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), announces that the nominees listed in the management information circular for the 2015 Annual and Special General Meeting of Shareholders were elected as directors of Richmont. Detailed results of the vote for the election of directors that was held at the Corporation’s Annual and Special General Meeting on May 7, 2015 in Montreal are detailed below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
H. Greg Chamandy	21,052,549	63.74%	11,975,957	36.26%
Renaud Adams	22,197,294	67.21%	10,831,212	32.79%
René Marion	31,808,944	96.31%	1,219,562	3.69%
Elaine Ellingham	20,403,256	61.77%	12,625,250	38.23%
Michael Pesner	29,414,672	89.06%	3,613,834	10.94%

About Richmont Mines Inc.

Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor and Monique Mines in Quebec. The Corporation is also advancing development of the extension at depth of the Island Gold Mine in Ontario. With over 23 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

For more information, please contact:

Jennifer Aitken, MBA, Investor Relations Manager	Steve Burleton, Vice-President, Business Development
RICHMONT MINES INC.	RICHMONT MINES INC.
E-mail: jaitken@richmont-mines.com	E-mail: sburleton@richmont-mines.com
Phone: 514 397-1410	Phone: 416 368-0291 ext. 102

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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